EXHIBIT 21.1

SUBSIDIARIES OF PROLIANCE INTERNATIONAL, INC.

The following sets forth a list of all the direct and indirect subsidiaries as of December 31, 2005 of Proliance International, Inc., a Delaware corporation (the ‘‘Company’’), and the State or other jurisdiction of incorporation or organization of each.

Name	Jurisdiction of Incorporation or Organization
Proliance International de Mexico, S.A. de C.V.	Mexico
Radiadores GDI, S.A. de C.V.(a)	Mexico
Ready Aire, Inc.	Texas
Manufacturera Mexicana de Partes de Automoviles, S.A.de C.V.	Mexico
Nederlandse Radiateuren Fabriek B.V.	The Netherlands
Modine National Sales, Ltd.	Canada

(a)	Currently an inactive subsidiary.